[Reference Translation]

May 8, 2025

To Whom It May Concern:

Company Name:	TOYOTA MOTOR CORPORATION

Name and Title of Representative:	Koji Sato, President
(Code Number:7203;
Prime of Tokyo Stock Exchange and
Premier of Nagoya Stock Exchange)

Name and Title of Contact Person:	Yoshihide Moriyama,
General Manager,
Capital Strategy & Affiliated Companies Finance Div. (Telephone: +81-565-28-2121)

Notice Concerning Partial Amendments to the Articles of Incorporation

At the Board of Directors meeting held on May 8, 2025, Toyota Motor Corporation (“TMC”) has resolved to propose the “Matter of Partial Amendments to Articles of Incorporation” at its 121st Ordinary General Meeting of Shareholders scheduled to be held on June 2025, as described below.

1.	Reason for Amendments to Articles of Incorporation

As announced in the “Notification of Transition to a Company with an Audit and Supervisory Committee” dated February 25, 2025, TMC has decided to transition from a Company with an Audit and Supervisory Board to a Company with Audit and Supervisory Committee.

With TMC’s transition from a company with an Audit and Supervisory Board to a company with an Audit and Supervisory Committee, all members of the Board of Directors will be able to join discussions without constraint based on inside/outside roles or titles. This will encourage full participation and reinvigorate the Board. Additionally, TMC will promote faster decision-making by delegating authority to executive management and strengthen the monitoring functions of the Board of Directors.

This proposed resolution seeks to make changes to the Articles of Incorporation necessitated by the transition, including establishing new provisions regarding the Audit and Supervisory Committee and its members, deleting provisions regarding the Audit and Supervisory Board and its members, as well as establishing new provisions regarding the delegation of important business execution decisions.

2.	Details of Amendments to Articles of Incorporation

The details of the amendments are as described in the Exhibit.

3.	Schedule

●	Date of General Meeting of Shareholders for Amendments to the Articles of Incorporation:

June 12, 2025 (Scheduled)

●	Effective Date of Amendments to the Articles of Incorporation:

June 12, 2025 (Scheduled)

-End-

Exhibit

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments
Article 8. (Transfer Agent) 1. (Omitted)	Article 8. (Transfer Agent) 1. (The same as the current provisions)
2. The transfer agent and the location of its office shall be designated by a resolution of the Board of Directors, and public notice thereof shall be given.

2. The transfer agent and the location of its office shall be designated by a resolution of the Board of Directors or by the Director(s) delegated by a resolution of the Board of Directors, and public notice thereof shall be given.

3. (Omitted)	3. (The same as the current provisions)

Article 9. (Share Handling Regulations)

The procedures for and fees for the entry or recording into the register of shareholders and the register of stock acquisition rights, purchasing shares constituting less than one unit (tangen) and any other matters relating to the handling of shares and stock acquisition rights shall be subject to the Share Handling Regulations established by the Board of Directors.

Article 9. (Share Handling Regulations)

The procedures for and fees for the entry or recording into the register of shareholders and the register of stock acquisition rights, purchasing shares constituting less than one unit (tangen) and any other matters relating to the handling of shares and stock acquisition rights shall be subject to the Share Handling Regulations established by the Board of Directors or by the Director(s) delegated by a resolution of the Board of Directors.

CHAPTER IV. MEMBERS OF THE BOARD OF DIRECTORS AND BOARD OF DIRECTORS	CHAPTER IV MEMBERS OF THE BOARD OF DIRECTORS, BOARD OF DIRECTORS AND AUDIT & SUPERVISORY COMMITTEE

Article 16. (Number of Directors) 1. (Omitted)	Article 16. (Number of Directors) 1. (The same as the current provisions)

(Newly established)	2. Of the Directors referred to in the preceding paragraph, the Corporation shall have no more than seven (7) Directors who are Audit & Supervisory Committee Members.

Article 17. (Election of Directors) 1. Directors shall be elected by a resolution of a general meeting of shareholders.

Article 17. (Election of Directors)

1. Directors shall be elected by a resolution of a general meeting of shareholders, which should be implemented by distinguishing between the Directors who are Audit & Supervisory Committee Members and other Directors.

2 - 3. (Omitted)	2 - 3. (The same as the current provisions)

Article 18. (Term of Office of Directors)

1. The term of office of Directors shall expire at the closing of the ordinary general meeting of shareholders to be held for the last business year of the Corporation ending within one (1) year after their election.

Article 18. (Term of Office of Directors)

1. The term of office of Directors (excluding the Directors who are Audit & Supervisory Committee Members) shall expire at the closing of the ordinary general meeting of shareholders to be held for the last business year of the Corporation ending within one (1) year after their election.

Current Articles of Incorporation	Proposed Amendments

2. The term of office of any Director elected in order to increase the number of Directors or to fill a vacancy shall be the balance of the term of office of the other Directors who hold office at the time of his/ her election.

2. The term of office of any Director (excluding the Directors who are Audit & Supervisory Committee Members) elected in order to increase the number of Directors or to fill a vacancy shall be the balance of the term of office of the other Directors who hold office at the time of his/ her election.

(Newly established)

3. The term of office of the Directors who are Audit & Supervisory Committee Members shall expire at the closing of the ordinary general meeting of shareholders to be held for the last business year of the Corporation ending within two (2) years after their election.

(Newly established)

4. The term of office of any Audit & Supervisory Committee Member elected to fill a vacancy of the Directors who are Audit & Supervisory Committee Members and retire before the expiration of the term of office shall be the balance of the term of office of the Audit & Supervisory Committee Member whom he/she succeeds.

Article 19. (Board of Directors) 1. (Omitted)	Article 19. (Board of Directors) 1. (The same as the current provisions)

2. Notice of a meeting of the Board of Directors shall be dispatched to each Director and each Audit & Supervisory Board Member at least three (3) days before the date of the meeting. In case of urgency, however, such period may be shortened.

2. Notice of a meeting of the Board of Directors shall be dispatched to each Director at least three (3) days before the date of the meeting. In case of urgency, however, such period may be shortened.

3. With respect to matters to be resolved by the Board of Directors, the Corporation shall deem that such matters were approved by a resolution of the Board of Directors when all the Directors express their agreement in writing or by electronic records. Provided, however, that this provision shall not apply when any Audit & Supervisory Board Member expresses his/her objection to such matters.

3. With respect to matters to be resolved by the Board of Directors, the Corporation shall deem that such matters were approved by a resolution of the Board of Directors when all the Directors express their agreement in writing or by electronic records.

4. (Omitted)	4. (The same as the current provisions)

(Newly established)

Article 20 (Delegation of Decisions on Execution of Important Operations)

Pursuant to the provisions of Article 399-13, Paragraph 6 of the Companies Act, the Corporation, by a resolution of the Board of Directors, shall be entitled to delegate all or a portion of the decisions concerning the execution of important operations (excluding the matters set out in the respective items of Paragraph 5 of that same article) to the Directors.

Article 20. (Representative Directors and Executive Directors) 1. The Board of Directors shall designate one or more Representative Directors by its resolution.

Article 21. (Representative Directors and Executive Directors)

1. The Board of Directors shall designate one or more Representative Directors from among the Directors (excluding the Directors who are Audit & Supervisory Committee Members) by its resolution.

2. (Omitted)	2. (The same as the current provisions)

Current Articles of Incorporation	Proposed Amendments

Article 21 - 23. (Omitted)	Article 22 - 24. (The same as the current provisions)

(Newly established)	Article 25. (Audit & Supervisory Committee) 1. The Corporation shall have an Audit & Supervisory Committee.

(Newly established)

2. Notice of a meeting of the Audit & Supervisory Committee shall be dispatched to each Audit & Supervisory Committee Member at least three (3) days before the date of the meeting. In case of urgency, however, such period may be shortened.

(Newly established)

3. In addition to the provisions of the preceding paragraph, the management of the Audit & Supervisory Committee shall be subject to the Regulations of the Audit & Supervisory Committee established by the Audit & Supervisory Committee.

(Newly established)	Article 26. (Full-time Audit & Supervisory Committee Member) The Audit & Supervisory Committee may, by its resolution, select one or more full-time Audit & Supervisory Committee Members.

CHAPTER V. AUDIT & SUPERVISORY BOARD MEMBERS AND AUDIT & SUPERVISORY BOARD	(Deleted)

Article 24. (Establishment of Audit & Supervisory Board Members and Number of Audit & Supervisory Board Members) The Corporation shall have no more than seven (7) Audit & Supervisory Board Members.	(Deleted)

Article 25. (Election of Audit & Supervisory Board Members) 1. Audit & Supervisory Board Members shall be elected by a resolution of a general meeting of shareholders.	(Deleted)

2. A resolution for the election of Audit & Supervisory Board Members shall be adopted by a majority vote of the shareholders present at the meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all the shareholders who are entitled to vote.

(Deleted)

Article 26. (Term of Office of Audit & Supervisory Board Members)

1. The term of office of Audit & Supervisory Board Members shall expire at the closing of the ordinary general meeting of shareholders to be held for the last business year of the Corporation ending within four (4) years after their election.

(Deleted)

2. The term of office of any Audit & Supervisory Board Member elected to fill a vacancy shall be the balance of the term of office of the Audit & Supervisory Board Member whom he/she succeeds.	(Deleted)

Current Articles of Incorporation	Proposed Amendments

Article 27. (Audit & Supervisory Board) 1. The Corporation shall have an Audit & Supervisory Board.	(Deleted)

2. Notice of a meeting of the Audit & Supervisory Board shall be dispatched to each Audit & Supervisory Board Members at least three (3) days before the date of the meeting. In case of urgency, however, such period may be shortened.

(Deleted)

3. In addition to the provisions of the preceding paragraph, the management of the Audit & Supervisory Board shall be subject to the Regulations of the Audit & Supervisory Board established by the Audit & Supervisory Board.

(Deleted)

Article 28. (Full-time Audit & Supervisory Board Member) The Audit & Supervisory Board shall, by its resolution, select one or more full-time Audit & Supervisory Board Members.	(Deleted)

Article 29. (Exemption from Liability of Audit & Supervisory Board Members)

In accordance with the provisions of Article 426, Paragraph 1 of the Companies Act, the Corporation may, by a resolution of the Board of Directors, exempt Audit & Supervisory Board Members (including former Audit & Supervisory Board Members) from liabilities provided for in Article 423, Paragraph 1 of the Companies Act within the limits stipulated by laws and regulations.

(Deleted)

Article 30. (Limited Liability Agreement with Audit & Supervisory Board Members)

In accordance with the provisions of Article 427, Paragraph 1 of the Companies Act, the Corporation may enter into an agreement with Audit & Supervisory Board Members limiting liabilities provided for in Article 423, Paragraph 1 of the Companies Act; provided, however, that the limit of the liability under the agreement shall be the minimum amount of liability stipulated by laws and regulations.

(Deleted)
CHAPTER VI. ACCOUNTING AUDITOR	CHAPTER V. ACCOUNTING AUDITOR

Article 31. (Omitted)	Article 27. (The same as the current provisions)

CHAPTER VII. ACCOUNTS	CHAPTER VI. ACCOUNTS

Article 32 - 34. (Omitted)	Article 28 - 30. (The same as the current provisions)

(Newly established)

Supplementary Provisions

(Transitional Measures Related to Exemption of Audit & Supervisory Board Members from Liability)

In accordance with the provisions of Article 426, Paragraph 1 of the Companies Act, regarding actions taken prior to the effectiveness of the partial amendments to the Articles of Incorporation resolved at the 121st Ordinary General Meeting of Shareholders, the Corporation may, by a resolution of the Board of Directors, exempt Audit & Supervisory Board Members (including former Audit & Supervisory Board Members) from the liabilities provided for in Article 423, Paragraph 1 of the Companies Act within the limits stipulated by laws and regulations.